Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-231388) and related Prospectus of Redwood Trust, Inc. for the registration of up to $175,000,000 in shares of its common stock and to the incorporation by reference therein of our report dated April 30, 2019 (except for Notes 9, 12 and 13 as to which the date is December 23, 2019), with respect to the consolidated financial statements of CF CoreVest Holdings I LLC and our report dated December 23, 2019, with respect to the consolidated financial statements of CF CoreVest Holdings II LLC, all included in Redwood Trust, Inc.’s Current Report on Form 8-K/A dated December 26, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

March 4, 2020